UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Horizon Pharma, Inc.

Common Stock, $0.0001 par value

(Title of Class of Securities)

44047T109

(CUSIP Number)

June 22, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons FIRSTMARK CAPITAL, L.L.C.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5 Sole Voting Power 44,197
6 Shared Voting Power 0
7 Sole Dispositive Power 44, 197
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,197
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 0.13%
12	Type of Reporting Person (See Instructions) IA

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Item	1(a)	Name of Issuer:
Horizon Pharma, Inc.

	1(b)	Address of the Issuer’s Principal Executive Offices:
520 Lake Cook Road, Suite 520 Deerfield, Illinois 60015

Item	2(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:
FirstMark Capital, L.L.C. 120 W. 45th Street, New York, NY 10036, a Delaware limited liability company

	2(d)	Title of Class of Securities:
Common Stock, $0.0001 par value

	2(e)	CUSIP Number:
44047T109

Item	3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

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Item 4.   Ownership:

Ownership as of June 22, 2012 is incorporated herein by reference from items (5) – (9) and (11) of the cover page for each Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of warrants to acquire 44,197 shares of common stock held for the accounts of funds for which FirstMark Capital, L.L.C. acts as investment advisor/manager and grantor trusts for which FirstMark Capital, L.L.C. acts as trustee and exercises sole investment discretion.  Lawrence D. Lenihan, Jr., Richard Heitzmann and Amish Jani are the controlling shareholders of FirstMark Capital, L.L.C.  FirstMark Capital, L.L.C. disclaims beneficial ownership of the shares issuable upon exercise of the warrants held of record by such funds and grantor trusts except to the extent of any pecuniary interest therein.

Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.   Identification and Classification of Members of the Group:

Not applicable.

Item 9.   Notice of Dissolution of Group:

Not applicable.

Item 10.   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FirstMark Capital, L.L.C.

Date: July 5, 2012	By:	/s/ Brian Kempner
Brian Kempner Chief Operating Officer & General Counsel

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